FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
Pelephone Selects the MIND CTI Billing and Customer Care Solution to Support Launch of MVNO Platform .. Dated March 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Iancu =================== Name: Monica Iancu Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: Pelephone Selects the MIND CTI Billing and Customer Care Solution to Support Launch of MVNO Platform

Exhibit 1

Pelephone Selects the MIND CTI Billing and Customer Care Solution to Support Launch of MVNO Platform

Yoqneam, Israel, March 30, 2011 - MIND C.T.I. LTD. (Nasdaq GM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced it has been chosen by Pelephone Communications Ltd., the first Israeli mobile operator with over 2.8 million subscribers, to provide MIND's billing solution for MVNOs.

MIND provides Pelephone with an integrated end-to-end convergent billing and customer care solution for full support of its MVNE (mobile virtual network enabler) operations. Pelephone Communications Ltd. is the first cellular provider in Israel to partner with MVNO carriers and since December 2010 Pelephone has been chosen by a number of new carriers.

MIND's billing and customer care platform will deliver a multi-provider easy configurable platform that enables Pelephone to expand in Israel's dynamic telecom market. Our convergent end-to-end billing and customer care solutions can run side-by-side with any existing billing system and offer the flexibility carriers need these days more than ever while reducing cost of operations.

Shimon Hertz, Pelephone's VP Information Technology commented: "Pelephone chose MIND after considering a number of options. We have chosen MIND as its complete platform provides the flexibility needed as we develop the MVNO operations and based on the impressive track record of MIND's on-time deliveries. We believe MIND will be a great partner for the long term."

Monica Iancu, Chairperson and CEO, commented: "We are excited to have been selected for the first time by a tier one operator in Israel. We are committed to Pelephone's success in their MVNO platform operation and hope to be able to expand our partnership."

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

About Pelephone Communications Ltd.
Pelephone Communications Ltd., a pioneer in the Israeli mobile marketplace, was established in 1986. The company serves more than 2.8 million customers, and has about 4,300 employees. The company operates 200 sales and service centers, including one employing 200 disabled employees. Early 2009, Pelephone launched its high-speed GSM network based on 3.75 generation HSPA technology. This most advanced network, allows customers to benefit from state-of-the-art devices, content and applications. Pelephone is also a leader in the local mobile content space, both in terms of the number of subscribers and volume of content services usage.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com